                                                                    EXHIBIT 99.2

                                   AGREEMENT


          This Agreement, dated as of September __, 1994, by and among Benson Eyecare Corporation, a Delaware corporation ("Benson Eyecare"), ______________, a limited partner (the "Limited Partner") of Benson Partners I, L.P., a Delaware limited partnership ("Benson Partners"), and Benson Services, Inc., a Delaware corporation (the "General Partner").

          WHEREAS, the Limited Partner is a party to an Agreement of Limited Partnership of Benson Partners, dated December 7, 1993 (the "Partnership Agreement"), pursuant to which the General Partner, a wholly-owned subsidiary of Benson Eyecare is the sole general partner of Benson Partners; and

          WHEREAS, Benson Partners currently owns 529,950 shares of common stock, par value $0.50 per share ("ORC Common Stock"), of Optical Radiation Corporation, a California corporation ("ORC"); and

          WHEREAS, Benson Eyecare, ORC and Benson Acquisition Corporation, a wholly-owned subsidiary of Benson Eyecare ("Benson Sub"), have entered into an Agreement and Plan of Merger, dated as of June 30, 1994, as amended as of July 6, 1994 and as further amended as of August 29, 1994 (the "Merger Agreement"), pursuant to which (i) Benson Sub will be merged into ORC (the "Merger") and (ii) each outstanding share of ORC Common Stock will be converted into the right to receive (a) $17.00 in cash, (b) a fraction of a share of common stock, par value $0.01 per share ("Benson Common Stock"), of Benson Eyecare equal to the Exchange Ratio (as defined in the Merger Agreement) and (c) the right to receive certain proceeds from the sale of the OSP division of ORC plus, to the extent that the amount of such proceeds has a value that is less than $2.00, a fraction of a share of Benson Common Stock having a value equal to the amount of such difference; and

          WHEREAS, on the date of effectiveness of the Merger (the "Effective Date"), Benson Partners shall be dissolved pursuant to Section 8.1(a) of the Partnership Agreement (the "Dissolution Event") and the assets of Benson Partners shall be distributed pursuant to Article VIII of the Partnership Agreement; and

          WHEREAS, pursuant to Section 8.5 of the Partnership Agreement, each limited partner of the Partnership has been given the option, upon the Dissolution Event, to receive, in whole or in part, in lieu of any distribution in cash or in kind of the assets of Benson Partners, that number of shares of Benson Common Stock equal to the positive balance of such Partner's Capital Account (as defined in the Partnership Agreement) divided by $8.00 (the "Option Right").

          NOW, THEREFORE, in consideration of the mutual agreements as set forth herein, the parties hereto agree as follows:

          1.  Waiver of Option Right.  The Limited Partner hereby waives the
              ----------------------
Option Right in lieu of the agreements set forth herein.

          2.  Election to Purchase Benson Common Stock with Cash Liquidating
              --------------------------------------------------------------
Distributions.
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          (a)  Upon the distribution of the assets of Benson Partners to its partners (including the Limited Partner) upon the Dissolution Event pursuant to
Article VIII of the Partnership Agreement, and provided that the Determination Price (as defined below) is greater than $6.00, the Limited Partner hereby directs the General Partner to cause the cash to be distributed to him by Benson Partners at such time (the "Cash Liquidation Amount") to be paid directly to Benson Eyecare.

          (b) Benson Eyecare shall, upon receipt of the amount referred to in paragraph 2(a) above, issue to the Limited Partner

          (i) in the event that the Determination Price is equal to $8.00 or more, (A) that number of registered shares of Benson Common Stock equal to the Cash Liquidation Amount divided by $8.00 and (B) cash in lieu of any fractional shares of Benson Common Stock;

          (ii) in the event that the Determination Price is less than $8.00 but more than $6.00, (A) that number of registered shares of Benson Common Stock equal to the Cash Liquidation Amount divided by a number equal to (x) a fraction, the numerator of which is the Determination Price and the denominator of which is $8.00, multiplied by (y) the Determination Price and (B) cash in lieu of any fractional shares of Benson Common Stock.

          (c) The Determination Price shall be equal to the higher of (i) the average of the per share closing price of the Benson Common Stock on the American Stock Exchange ("AMEX") during the 20 consecutive trading days ending on the fifth trading day prior to the shareholders' meeting at which the shareholders of ORC are to vote on the Merger and (ii) the closing price per share on the Effective Date of the Benson Common Stock on the AMEX.

          3.  Interim Distributions.  The Limited Partner and the General
              ---------------------
Partner hereby agree that, notwithstanding Section 7.4 of the Partnership Agreement, prior to the Effective Date, the General Partner on behalf of Benson Partners may (i) allocate the profit of Benson Partners to be received in the Merger to the Partners' Capital Accounts pursuant to Section 7.1 of the Partnership Agreement, (ii) distribute to the General Partner all or part of the capital in the General Partner's Partner's Capital Account pursuant to subparagraph (i) above at the election of the General Partner and (iii) make such distribution to the General Partner in cash, securities (including ORC Common Stock) or other property at the election of the General Partner.

          4.  Binding Effect.  This Agreement constitutes the entire agreement
              --------------
among the parties relating to the subject matter hereof and supersedes any prior agreement or understanding among them relating to such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

          5.  Counterparts.  This Agreement may be executed in several
              ------------
counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

          6.  Governing Law.  This Agreement and the rights of the parties here
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under shall be governed by and interpreted in accordance with the laws of the
State of Delaware, without giving effect to the principles of conflicts of law thereof.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.


                                      ------------------------



                                      By:
                                         ---------------------
                                         Name:


                                      BENSON EYECARE CORPORATION



                                      By:
                                         ---------------------
                                         Martin E. Franklin
                                         President and Chief
                                           Executive Officer


                                      BENSON SERVICES, INC.



                                      By:
                                         ---------------------
                                         Martin E. Franklin
                                         President and Chief
                                           Executive Officer





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